Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. ("NovaGold" or the "Company")
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

December 5, 2011

Item 3.	News Release

A press release announcing the material changes referred to in this report was disseminated by Marketwire on December 5, 2011 and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.	Summary of Material Change

On December 5, 2011, NovaGold announced the positive conclusion of the second Feasibility Study update completed for the Donlin Gold Project located in southwestern Alaska.

Item 5.	5.1 - Full Description of Material Change

NovaGold Resources Inc. announced the positive conclusion of the second Feasibility Study update ("Study") completed for the Donlin Gold Project ("Donlin Gold" or the "Project") located in southwestern Alaska. The Study revises the feasibility study completed in April 2009 with updated mineral reserves and resources, capital cost and operating cost estimates. The Study was compiled by AMEC Americas Ltd. ("AMEC"). The Project is held by Donlin Gold LLC which is owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation ("Barrick").

Donlin Gold, if put into production in accordance with the Study, would be among the world's most significant low-operating-cost and long-lived gold mines, averaging 1.5 million ounces of gold per year in its first five years of operation at an average cash cost of USUS$409/oz, which is expected to accelerate project payback, and an average of 1.1 million ounces of gold per year at average cash cost of USUS$585/oz over its projected 27-year mine life. Exploration upside is believed to be excellent with the potential to expand the current open pit resources along strike and at depth. With proven and probable mineral reserves estimated at 33.8 million ounces established along only three kilometers of a well-established mineralized corridor in excess of eight kilometers long, NovaGold is confident that further discoveries will be made. Prospects exist to both increase mine life and/or justify future production expansions.

Significantly, the Study confirms the attractiveness of a prior-referenced option for power generation utilizing natural gas rather than the original diesel option. Natural gas would be delivered to site via a 500-kilometer-long pipeline. The change to utilizing natural gas is an important modification that is believed to materially improve numerous project parameters including lowering operating costs; improving environmental management and social infrastructure; providing flexibility for future operational modifications; and facilitating potential increases in the scale of operations in this geologically prospective district.

The capital cost estimated at US$6.7 billion includes the natural gas pipeline and nearly US$1.0 billion in contingencies. It should be noted that this capital cost is approximately US$300 million lower than the guidance provided in NovaGold's press release dated September 7, 2011.

The Project provides tremendous leverage to gold prices. The resultant after-tax Net Present Value ("NPV") using the base case three-year trailing average of US$1,200 per ounce gold displays a positive US$547 million using a 5% discount rate. Importantly, the resultant NPV sensitivity analysis shows a more than eightfold expansion to US$4.6 billion at US$1,700-per-ounce gold, and then a nearly 50% increase again to US$6.7 billion at US$2,000-per-ounce gold. Additionally, NovaGold has opening tax pools of approximately US$102 million that can be applied against its share of income from the Project which would increase NovaGold's pro rata share of Project NPV. Based on the results of this Study, NovaGold anticipates Donlin Gold commencing formal project permitting in early 2012.

Highlights (100% Project Basis)

•	Proven and Probable Mineral Reserves estimated at 33.8 million ounces of gold, representing a 16% increase compared to the April 2009 feasibility study

•	27-year mine life assessed on the basis of 53,500 tonne-per-day throughput, an increase of six years compared to the April 2009 feasibility study

•	First full five years:
	•	1.46 million ounces of annual gold production
	•	Cash costs of US$409/oz

•	Life of mine:
	•	1.13 million ounces of annual gold production
	•	Cash costs of US$585/oz

•

Estimated start-up capital costs of US$6.7 billion including US$834 million for the natural gas pipeline and US$984 million of contingencies; capital costs are approximately US$300 million lower than shown in preliminary guidance provided in NovaGold's Press Release dated September 7, 2011

Project Location

Donlin Gold is situated approximately 450 kilometers west of Anchorage and 250 kilometers northeast of Bethel up the Kuskokwim River. The Donlin Gold deposits lie in the central Kuskokwim basin of southwestern Alaska.

Mineral Reserve and Resource Estimates

The Study estimates Proven and Probable Mineral Reserves for the Donlin Gold project.

Mineral Reserves have been estimated using a long-term gold price assumption of US$975/oz. Mineral resources are based on a Whittle™ pit optimized for all Measured, Indicated, and Inferred blocks assuming a gold selling price of US$1,200/oz and are inclusive of reserves.

Exploration Potential

The Project retains significant exploration potential. The mineral reserves are based on measured and indicated mineral resources. The inferred mineral resource containing an estimated 6.0 million ounces of gold within the resource pit shell is treated as waste but is available for conversion to a higher confidence category during mining and represents upside potential to the project economics.

There is also moderate-to-high potential for the known gold zones to extend outside the pit shell. Many of these targets are close to the pit floor in areas that could be mined without significantly increasing the strip ratio or enlarging the pit footprint. Good potential exists for discovery of significant deposits outside the current mine footprint. Several drilled prospects and other exploration targets along the 6-kilometer trend north of the resource area remain under-explored. The future impact on the Donlin project of these exploration targets depends on the location, geological complexity and capital cost. One of the larger exploration targets, named Dome, may support a stand-alone operation.

Mining and Production

The Project is expected to be a conventional truck-and-shovel open-pit operation. The mine life is estimated to be 27 years based on a nominal processing rate of 53,500 tonnes per day.

Plant and Infrastructure

The infrastructure for the Project includes four main development sites in remote locations: the Jungjuk port site, the mine and plant site area, the permanent camp, and the airstrip. The plant site and fuel tank farm will be on a ridge above the proposed tailings storage facility. The layout of the plant site was designed to take maximum advantage of the natural topography. The layout also provides for efficient movement of equipment and material products around the site.

Natural Gas Pipeline

Natural gas will be delivered to site by a 500-kilometer-long 12-inch-diameter pipeline. It will serve as the energy source for on-site power generation. This natural gas pipeline is a lower-cost alternative to the previously considered barging of diesel fuel. Operating costs include importing liquefied natural gas ("LNG") by ship to Anchorage and total delivery costs to site which includes ship based regasification of the LNG and delivery from Anchorage to the Donlin Gold project via the pipeline. There may be an opportunity in the future to source natural gas from within Alaska.

Metallurgy and Processing

The ore from the Donlin Gold deposit will be crushed and then milled using semi-autogenous grinding ("SAG") and two-stage ball mills. The gold-bearing sulphides will be recovered by flotation to produce a concentrate representing 17% of the mass with an average gold grade of 12.7 g/t. The concentrate is refractory and will be treated in an autoclave prior to cyanidation. Overall gold recovery from flotation, pressure oxidation and Carbon-in-Leach is estimated at 89.8% . Excess acid from the autoclave circuit will be neutralized with flotation tailings and slaked lime. Tailings from the process will be impounded in the tailings storage facility, which will have zero-discharge during operations with water reclaimed for re-use in the process plant.

Operating Cost Estimates

The mine operating cost estimates incorporate costs for operating and maintenance labor, staff and supplies for each year. Operating costs were prepared based on conditions prevailing in second quarter 2011. Pre-production costs have been capitalized and included in the capital cost estimate. A portion of mine operating costs related to waste stripping will be deferred and, therefore, excluded from the calculation of cash costs in accordance with industry standards.

Capital Cost Estimate

The total estimated cost to design and build the Donlin Gold project is estimated at US$6.7 billion, including an Owner-provided mining fleet and Owner-performed pre-development. The Feasibility Study capital cost estimate was developed in accordance with Association for the Advancement of Cost Engineering ("AACE") Class 3 requirements, consisting of semi-detailed unit costs and assembly line items. The level of accuracy for the estimate is -15% / +30% of estimated final costs, per AACE Class 3 definition.

The contingency provided in the capital cost estimate is significant at US$984 million representing 25% of direct costs. The contingency was selected to provide an 85% probability of the capital cost being at or below the provided estimate. This is an increase in confidence limit from the previous feasibility study which utilized a 50% probability factor. The anticipated timeline for mine construction is four years with the capital investment peaking in the third year of the construction schedule. This estimate includes all costs, including Owner's costs and permitting, from January 1, 2012.

Sustaining Capital

Sustaining capital requirements total US$1,504 million over the life of mine. Significant areas include US$649 million to replace and supplement mobile mining and support equipment and US$631 million for periodic tailings storage facility capacity expansions.

Mineral Tenure and Land Use

The Donlin Gold deposit is located on Calista Corporation ("Calista") mineral lands and the project operates under a mining lease with Calista. Calista is one of 13 regional Alaska Native corporations established as part of the Alaska Native Claims Settlement Act ("ANCSA") of 1971 and under ANCSA has title to the subsurface estate in the region. The mining lease agreement provides Calista with payments, royalties and economic development rights.

ANCSA established the Kuskokwim Corporation ("TKC") and the owner of the surface rights estate. Donlin Gold operates under a surface use agreement with TKC. Donlin Gold is negotiating a restructuring of the TKC agreement. The surface use agreement provides TKC with payments for lands used and protection of subsistence activities.

Other lands required for offsite infrastructure, such as required for the Jungjuk port site, road to the port site and gas pipeline are categorized as Native, State of Alaska conveyed, or Bureau of Land Management (BLM or Federal) lands. Rights-of-way will be required from the State and BLM for the road and pipeline alignments where they cross state and federal lands, respectively.

Environmental Assessment, Permitting and Closure/Reclamation

Since the beginning of NovaGold's work at Donlin Gold, baseline environmental studies have occurred. At the same time, a comprehensive program of coordinating with the Federal and State permitting agencies as well as meeting with village representatives has been conducted. This work has allowed Donlin Gold to anticipate and plan for many of the potential issues that could arise in the permitting process. Overall, the proposed project has been designed to address these issues and minimize environmental impacts from construction through closure. The Company is anticipating the formal initiation of the environmental impact assessment and permitting processes by April 2012. In October 2011, a Memorandum of Understanding ("MOU") was signed with the U.S Army Corps of Engineers, which will be the lead agency for compliance with the National Environmental Policy Act ("NEPA"). This MOU provides the framework for preparation of the Environmental Impact Statement ("EIS"). NovaGold believes that the EIS and permitting processes for the Donlin Gold Project can be completed over a three-to-four-year period.

Both Barrick and NovaGold have considerable experience in permitting projects within Alaska and throughout the United States, and Donlin Gold will draw on their experience in order to efficiently manage the permitting process. The permitting of the proposed mine, natural gas pipeline, and port facilities will be fully integrated. Donlin Gold will continue to focus on community and stakeholder relations as it advances through the permitting process toward a construction decision on the project.

Reclamation plans for the project include land reclamation, construction of the water treatment plant, long-term monitoring; and an associated facility and access maintenance. All associated reclamation costs are included in the financial analysis.

Feasibility Project Management and Contributions

The Feasibility Study was compiled by AMEC. The independent Technical Report and resource/reserve estimates have been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 of the Canadian Securities Administrators. Kirk Hanson, P.E., Technical Director, Open Pit Mining, North America, (AMEC, Reno), Gordon Seibel, R.M. SME., Principal Geologist, (AMEC, Reno), Tony Lipiec, P.Eng. Manager Process Engineering (AMEC, Vancouver) are the Qualified Persons responsible for preparation of the independent technical report, and have verified that the data from their technical report is fairly and accurately disclosed in this news release.

Scientific and technical information not directly summarized from the contents of the technical report was reviewed and approved by Kevin Francis, SME Registered Member, VP, Resources for NovaGold and a Qualified Person as defined by NI 43-101.

5.2 - Disclosure for Restructuring Transactions

None.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change and may be contacted by any of the Securities Commissions with respect to the change:

Elaine Sanders
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

December 12, 2011